

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

Via E-mail
Dominick Sartorio
Chief Executive Officer
Millennium Healthcare Inc.
400 Garden City Plaza, Suite 440
Garden City, NY 11530

>   **Re: Millennium Healthcare Inc.**
>   **Amendment to Form 10**
>   **Filed July 24, 2014**
>   **File No. 000-55009**

Dear Mr. Sartorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated July 8, 2014 and we reissue the comment. Please expand the disclosure to provide the material terms of the CDx Distribution Agreement.

Notes to Consolidated Financial Statements - March 31, 2014 and 2013 (Unaudited)

Note 6 - Fair Value Measurements, page 70

2. We note your response to prior comment 3. Please refer us to the specific section in your amendment No. 5 to the Form 10 filed on July 24, 2014 where you provided the reconciliation from the beginning balances to the ending balances of all your fair value measurements categorized within level 3 of the fair value hierarchy as of March 31,

2014. If this disclosure was not included in your filing, please revise your filing to provide such information. Please also ensure you include the additional disclosure in your future Exchange Act filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li, at (202) 551-3335, or Rufus Decker, at (202) 551- 3769, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Andrea Cataneo, Esq.